EXHIBIT 99.1

UMEWORLD LIMITED

INTERIM CONSOLIDATED BALANCE SHEETS

AS AT JUNE 30, 2016 AND SEPTEMBER 30, 2015

(Unaudited)

(All amounts in US Dollars)

	June 30,	September30,
	2016	2015
	(Unaudited)	(Audited)
CURRENT ASSETS
Cash and Cash Equivalents	$49,823	$351,058
Accounts Receivable	275	262
Deposit	8,965	9,357
Prepayment	20,953	30,842
TOTAL CURRENT ASSETS	80,016	391,519
NON-CURRENT ASSETS
Property, plant and equipment, net	7,026	10,874
Deferred Charges	363,940	423,380
TOTAL NON-CURRENT ASSETS	370,966	434,254

TOTAL ASSETS	450,982	825,773
CURRENT LIABILITIES
Accounts Payable and Accrued Liabilities	696,812	598,229
Unearned Revenue	377,518	394,724
TOTAL CURRENT LIABILITIES	1,074,330	992,953
NON-CURRENT LIABILITIES
Notes Payable	1,921,705	1,556,318
TOTAL LIABILITIES	2,996,035	2,549,271

STOCKHOLDERS’ DEFICIENCY
Common Stock: $ 0.0001 par value,
Authorized: 250,000,000 shares; Issued and outstanding
September 30, 2015; June 30, 2016 - 89,336,000	8,934	8,904
Additional paid-in capital	25,620,579	25,213,365
Deficit	(28,386,994)	(27,147,910)
Accumulated Other Comprehensive Loss	(2,424)	(1,286)
Non-controlling Interest	214,852	230,429
TOTAL STOCKHOLDERS’ EQUITY/(DEFICIENCY)	(2,545,053)	(1,723,498)
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY/DEFICIENCY	$450,982	$825,773

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UMEWORLD LIMITED

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE THREE MONTHS ENDED AND NINE MONTHS ENDED JUNE 30, 2016 AND 2015

(UNAUDITED)

(All amounts in US Dollars)

	3 months ended June 30, 2016	3 months ended June 30, 2015	9 months ended June 30, 2016	9 months ended June 30, 2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenue	$0	$0	$0	$0
Total Revenue	$0	$0	$0	$0
General and Administrative Expenses	313,205	222,118	802,882	551,325
Depreciation	1,144	1,211	3,457	3,615
Stock-based compensation	242,362	220,058	317,244	341,736
Gain/(Loss) from Operations	(556,711)	(443,387)	(1,123,583)	(896,676)
OTHER INCOME
Other Income	0	0	0	0
Interest Income,	10	15	50	119
OTHER EXPENSES
Interest Expense, net	(37,693)	(31,378)	(103,844)	(87,724)
Gain/(Loss) before Income Taxes	(594,394)	(474,750)	(1,227,377)	(984,281)
Income Tax	-	-	-	-
Net Gain/(Loss)	(594,394)	(474,750)	(1,227,377)	(984,281)
Net Income/(Loss) attributable to Non-controlling interests	(3,903)	(3,907)	(11,707)	(11,718)
Net Gain/(Loss) attributable toUMeWorld Stockholders	(598,297)	(478,657)	(1,239,084)	(995,999)
Comprehensive Loss
Net Gain/(Loss)	(598,297)	(478,657)	(1,239,084)	(995,999)
Translation Adjustment	(703)	(325)	(1,422)	(1,751)
Comprehensive Gain/(Loss)	(599,000)	(478,982)	(1,240,506)	(997,750)
Less: Comprehensive Loss Attributable to Non-Controlling Interests	140	(65)	284	(350)
Comprehensive Gain/(Loss) Attributable to UMeWorld Stockholders	(598,860)	(479,047)	(1,240,222)	(998,100)
Per Share Data
Net Loss Per Share, basic and diluted	$(0.0067)	$(0.0054)	$(0.0139)	$(0.0112)
Weighted Average Number of Common Shares Outstanding	89,336,000	89,036,000	89,336,000	89,036,000

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UMEWORLD LIMITED

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIENCY

AS OF JUNE 30, 2016 AND SEPTEMBER 30, 2015

(UNAUDITED)

(All amounts in US Dollars)

				Accumulated		Total
	Common Stock		Additional	Other Com-		AlphaRx Inc.	Non-
	Number of		Paid in	prehensive		Stockholders’	controlling	Total Gain/
	Shares	Amount	Capital	Loss	(Deficiency)	Deficiency	Interest	(Deficiency)
Balance as of September 30, 2014 (Audited)	89,036,000	$8,904	$24,727,453	$(2,980)	$(25,777,160)	$(1,043,783)	$187,380	$(856,403)
Warrants Issued			485,912			485,912		485,912
Foreign Currency Translation				1,694		1,694	424	2,118
Non-controlling interest							15,625	15,625
Net Gain/(Loss) for the period					(1,370,750)	(1,370,750)		(1,370,750)

Balance as of September 30, 2015 (Audited)	89,036,000	$8,904	$25,213,365	$(1,286)	$(27,147,910)	$(1,926,927)	$203,429	$(1,723,498)
Warrants Issued	300,000	30	317,244			317,274		317,274
Stock Issued for Services			89,970			89,970		89,970
Foreign Currency Translation				(1,138)		(1,138)	(284)	(1,422)
Non-controlling interest							11,707	11,707
Net Gain/(Loss) for the period					(1,239,084)	(1,239,084)		(1,239,084)

Balance as of June 30, 2016	89,336,000	$8,934	$25,620,579	$(2,424)	$(28,386,994)	$(2,759,905)	$214,852	$(2,545,053)

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UMEWORLD LIMITED

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED AND NINE MONTHS ENDED JUNE 30, 2016 AND 2015

(UNAUDITED)

(All amounts in US Dollars)

	3 months ended June 30, 2016	3 months ended June 30, 2015	9 months ended June 30, 2016	9 months ended June 30, 2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net Gain/(Loss)	$(594,394)	$(474,750)	$(1,227,377)	$(984,281)
Noncash item: Non-Controlling Interest	3,763	3,972	11,423	12,068
Adjustments to reconcile net income/(loss) to net cash used in operating activities: Depreciation and amortization	1,144	1,211	3,457	3,615
Stock based compensation	332,362	220,058	407,244	341,736
Changes in assets and liabilities:
Decrease/(Increase) in Prepayment	7,573	(9,838)	9,889	(9,832)
Decrease/(Increase) in Deferred	25,110	13,338	59,440	39,453
Decrease/(Increase) in Accounts Receivable	82	(66)	(13)	(22)
Decrease/(Increase) in Loans Receivable	0	1,015	0	1,016
(Decrease)/Increase in Accounts Payable and Accrued Liabilities	30,411	8,279	98,583	50,454
(Decrease)/Increase in Accrued Interest on Notes Payable	(22,686)	39,688	57,834	48,290
Decrease/(Increase) in Deposit	260	18	392	538

NET CASH PROVIDED BY/USED IN OPERATING ACTIVITIES	(216,375)	(197,075)	(579,128)	(496,965)

CASH FLOWS FROM INVESTING ACTIVITIES
(Purchase) / Sold of Machinery and Equipment	0	0	0	0
NET CASH PROVIDED BY INVESTING ACTIVITIES	0	0	0	0

CASH FLOWS FROM FINANCING ACTIVITIES
Additional Paid-In Capital	0	0	0	0
Issuance / (cancellation) of Common Stock	0	0	0	0
Issuance (repayment) of Notes Payable, net	182,212	44,105	228,983	139,155
NET CASH PROVIDED BY FINANCING ACTIVITIES	182,212	44,105	228,983	139,155
Effect of exchange rate changes on cash and cash equivalents	45,312	66,091	48,910	(6,141)
NET (DECREASE)/INCREASE IN CASH	11,149	(86,879)	(301,235)	(363,951)

CASH, and cash equivalents, beginning of period	38,674	568,012	351,058	845,084

CASH, and cash equivalents, end of period	$49,823	$481,133	$49,823	$481,133

SUPPLEMENTARY INFORMATION
Taxes Paid	$0	$0	$0	$0
Interest Paid	$0	$0	$0	$0

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